                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED ON STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)
                               Amendment No. ____


                        Sanchez Computer Associates, Inc.
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)


                                   799702 10 5
                                 (CUSIP Number)


                             Karen M. Keating, Esq.
                           Safeguard Scientifics, Inc.
                       435 Devon Park Drive, Building 800
                                 Wayne, PA 19087
                                 (610) 293-0600
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                January 27, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format shall include a signed original and give copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 799702 10 5                                       Page 2 of 14

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS, INC.            23-1609753
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  PENNSYLVANIA

--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                      -0-
      NUMBER OF            -----------------------------------------------------
       SHARES              8     SHARED VOTING POWER
    BENEFICIALLY                 6,288,184 SHARES OF COMMON STOCK *
      OWNED BY             -----------------------------------------------------
   EACH REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON WITH                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 6,288,184 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,288,184 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                        [X] **
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.4%

--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

      * Voting power is shared with Fidelity National Financial, Inc. and Fidelity Information Services, Inc. pursuant to the terms of a Shareholder's Agreement, dated as of January 27, 2004. See Item 4.

      ** Excludes an aggregate of 4,166 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 695,000 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 799702 10 5                                       Page 3 of 14

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD DELAWARE, INC.            52-2081181
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE

--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                      -0-
      NUMBER OF            -----------------------------------------------------
       SHARES              8     SHARED VOTING POWER
    BENEFICIALLY                 865,288 SHARES OF COMMON STOCK *
      OWNED BY             -----------------------------------------------------
   EACH REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON WITH                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 865,288 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           865,288 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.2%

--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

      * Voting power is shared with Fidelity National Financial, Inc. and Fidelity Information Services, Inc. pursuant to the terms of a Shareholder's Agreement, dated as of January 27, 2004. See Item 4.

CUSIP No. 799702 10 5                                       Page 4 of 14

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SAFEGUARD SCIENTIFICS (DELAWARE), INC.        51-0291171
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE

--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                      -0-
      NUMBER OF            -----------------------------------------------------
       SHARES              8     SHARED VOTING POWER
    BENEFICIALLY                 5,422,896 SHARES OF COMMON STOCK*
      OWNED BY             -----------------------------------------------------
   EACH REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON WITH                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 5,422,896 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,422,896 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 20.1%

--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

      * Voting power is shared with Fidelity National Financial, Inc. and Fidelity Information Services, Inc. pursuant to the terms of a Shareholder's Agreement, dated as of January 27, 2004. See Item 4.

CUSIP No. 799702 10 5                                       Page 5 of 14

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SSI MANAGEMENT COMPANY, INC.             23-2541388
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [X]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                 N/A

--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                          [ ]

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                 DELAWARE

--------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                      -0-
      NUMBER OF            -----------------------------------------------------
       SHARES              8     SHARED VOTING POWER
    BENEFICIALLY                 81,900 SHARES OF COMMON STOCK*
      OWNED BY             -----------------------------------------------------
   EACH REPORTING          9     SOLE DISPOSITIVE POWER
     PERSON WITH                      -0-
                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 81,900 SHARES OF COMMON STOCK
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           81,900 SHARES OF COMMON STOCK

--------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.3%

--------------------------------------------------------------------------------
   14E     TYPE OF REPORTING PERSON
                 CO
--------------------------------------------------------------------------------

      * Voting power is shared with Fidelity National Financial, Inc. and Fidelity Information Services, Inc. pursuant to the terms of a Shareholder's Agreement, dated as of January 27, 2004. See Item 4.

CUSIP No. 799702 10 5                                       Page 6 of 14


ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D relates to the common stock, no par value, of Sanchez Computer Associates, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 40 Valley Stream Parkway, Malvern, PA 19355. According to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, the number of shares of the Company's common stock, no par value, outstanding as of October 31, 2003, was 26,921,551.

ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) This Schedule 13D is being filed by: Safeguard Scientifics, Inc. ("Safeguard"), Safeguard Delaware, Inc. ("SDI"), Safeguard Scientifics (Delaware), Inc. ("SSDI") and SSI Management Company, Inc. ("SSI Management") (collectively, the "Safeguard Reporting Persons"). Safeguard is a leader in building and operating technology companies that provide business decision and life science software-based product and service solutions. SDI and SSDI are wholly owned subsidiaries of Safeguard. SSI Management is a wholly owned subsidiary of SSDI. Set forth in Schedule I annexed hereto are the name, identity and background of each Safeguard Reporting Person and set forth in Schedules II, III, IV and V annexed hereto is the information required by Item 2 of Schedule 13D about the identity and background of each Safeguard Reporting Person's directors, executive officers and controlling persons, if any. The Safeguard Reporting Persons are sometimes referred to herein, collectively, as the "Reporting Persons," and, individually, as a "Reporting Person."

      (d) and (e) During the past five years, no Reporting Person nor, to the best of each Reporting Person's knowledge, no person named in Schedules II through V to this Schedule 13D, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable

ITEM 4. PURPOSE OF TRANSACTION.

      On January 27, 2004, Fidelity National Financial, Inc. ("FNF") and various of its direct and indirect subsidiaries, and the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") which provides for various mergers pursuant to which the Company will become an indirect subsidiary of FNF (the "Merger"). If the transactions contemplated by the Merger Agreement are consummated, each of the Company's outstanding shares of Company Common Stock will be converted into $6.50 in either cash or FNF common stock valued at a trailing twenty-day average calculated two days prior to closing, based upon the election of the Company's shareholders and subject to proration such that the overall limitation for the Merger consideration in the transaction will be fifty percent cash compensation and fifty percent compensation in the form of FNF common stock.

      Concurrently with the execution of the Merger Agreement, each of SDI, SSDI and SSI Management entered into a Shareholder's Agreement with FNF and FIS. The Shareholder's Agreement is attached hereto as Exhibit 99.1, and the following summary of the terms of the Shareholder's Agreement is qualified in its entirety by reference to the text of the Shareholder's Agreement set forth in such Exhibit.

CUSIP No. 799702 10 5                                       Page 7 of 14


Pursuant to the terms of the Shareholder's Agreement, Safeguard has agreed to cause each of SDI, SSDI and SSI Management to cause all shares of capital stock of the Company held by each of them respectively to be voted at any annual, special or adjourned meeting of the shareholders of the Company (i) in favor of the adoption of the Merger Agreement by the Company and in favor of the other transactions contemplated by the Merger Agreement, (ii) against any merger, consolidation, sale of assets, recapitalization or other business combination involving the Company (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, or which would result in any of the conditions to the Company's or FNF's obligations under the Merger Agreement not being fulfilled, and (iii) in favor of any other matter relating to and necessary for the consummation of the transactions contemplated by the Merger Agreement. Each of SDI, SSDI and SSI Management also will deliver to FNF and FIS an Irrevocable Proxy appointing Brent Bicket, Executive Vice President of FNF, or any other officer of FNF as Mr. Bicket may designate, as their proxies to exercise all voting and other rights of each of SDI, SSDI and SSI Management with respect to the shares of the Company Common Stock held by each of them respectively in connection with the above matters only at every annual, special or adjourned meeting of Company shareholders or otherwise.

      Reporting Persons also granted to FNF an option to purchase Reporting Persons' holdings of Company Common Stock at an option price equal to the greater of (i) the greater of (A) $6.50 per Share or (B) such higher amount that FNF may agree to pay to acquire shares of Company common stock pursuant to an amendment to the Merger Agreement or (ii) the value of the consideration being offered by a proposed purchaser in a takeover proposal. The option may be exercised, in whole but not in part, prior to the earlier of (a) twenty-four hours after the date that notice that the Merger Agreement is terminated in accordance with its terms is delivered to FNF or (b) the Effective Time (as defined in the Merger Agreement).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name. Any of the aforementioned persons whose names do not appear in the table below do not, to the best of each Reporting Person's knowledge, beneficially own any shares of the Company.

      No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II-V annexed hereto has consummated any transaction in the Company's shares during the past 60 days.

                                                               Beneficial Ownership
                                                               --------------------
                                                      Number of                   Percentage
                                                        Shares                     of Total
                                                        ------                     --------
Safeguard Scientifics, Inc.                       6,288,184  (2)(6)                 23.4% (1)
Safeguard Delaware, Inc.                            865,288  (3)(6)                  3.2% (1)
Safeguard Scientifics (Delaware), Inc.            5,422,896  (3)(4)(6)              20.1% (1)
SSI Management Company, Inc.                         81,900  (5)(6)                  0.3% (1)

(1) Calculations based upon 26,921,551 shares of Company Common Stock outstanding on October 31, 2003, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

(2) Represents the 5,422,896 shares of Common Stock beneficially owned by SSDI and the 865,288 shares of Common Stock held of record by SDI. Safeguard and each of SDI and SSDI have reported that

CUSIP No. 799702 10 5                                       Page 8 of 14


Safeguard together with each of SDI and SSDI, respectively, have both shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSDI, respectively, because Safeguard is the sole stockholder of each of SDI and SSDI. Excludes an aggregate of 4,166 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 695,000 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provided to a former officer. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

(3) The Reporting Person is a wholly owned subsidiary of Safeguard.

(4) Represents the 5,340,996 shares of Common Stock held of record by SSDI and the 81,900 shares held of record by SSI Management Company, Inc.

(5) The Reporting Person is a wholly owned subsidiary of SSDI.

(6) Pursuant to the terms of the form of Shareholder's Agreement attached hereto as Exhibit 99.1, the Reporting Persons, FNF and FIS have shared voting power with respect to the shares held by each of SDI, SSDI and SSI Management respectively in connection with those matters described in Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Each of Safeguard, SDI, SSDI and SSI Management are parties to a Shareholder's Agreement with FNF and FIS, dated as of January 27, 2004, in connection with those matters described in Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      99.1. Shareholder's Agreement, dated as of January 27, 2004, among FNF, FIS, Safeguard, SDI, SSDI and SSI Management. Each of SDI, SSDI and SSI Management are parties to the Shareholder's Agreement that differs from the form filed only as to the signature page thereto.

CUSIP No. 799702 10 5                                       Page 9 of 14


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 28, 2004                   Safeguard Scientifics, Inc.


                                          By:      CHRISTOPHER J. DAVIS
                                               ---------------------------------
                                                   Christopher J. Davis
                                                   Managing Director and
                                                   Chief Financial Officer

Date:  January 28, 2004                   Safeguard Delaware, Inc.

                                          By:      CHRISTOPHER J. DAVIS
                                               ---------------------------------
                                                   Christopher J. Davis
                                                   Vice President and Treasurer

Date:  January 28, 2004                   Safeguard Scientifics (Delaware), Inc.

                                          By:      CHRISTOPHER J. DAVIS
                                               ---------------------------------
                                                   Christopher J. Davis
                                                   Vice President and Treasurer

Date:  January 28, 2004                   SSI Management Company, Inc.

                                          By:      CHRISTOPHER J. DAVIS
                                               ---------------------------------
                                                   Christopher J. Davis
                                                   Vice President and Treasurer

CUSIP No. 799702 10 5                                       Page 10 of 14



                                   SCHEDULE I

1.    Safeguard Scientifics, Inc.

      Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware) Inc. ("SSDI"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies that provide business decision and life science software-based product and service solutions. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of filing this Schedule 13D.

2.    Safeguard Delaware, Inc.

      SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. 7048, Wilmington, DE 19803. Schedule III provides information about the executive officers and directors of SDI as of the date of filing this
      Schedule 13D.

3.    Safeguard Scientifics (Delaware), Inc.

      SSDI is a wholly owned subsidiary of Safeguard. SSDI owns all of the outstanding capital stock of SSI Management Company, Inc. ("SSI Management"). SSDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803.
      Schedule IV provides information about the executive officers and directors of SSDI as of the date of filing this Schedule 13D.

4.    SSI Management Company, Inc.

      SSI Management is a wholly owned subsidiary of SSDI. SSI Management is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule V provides information about the executive officers and directors of SSI Management as of the date of filing this Schedule 13D.

CUSIP No. 799702 10 5                                       Page 11 of 14


                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

         Name                         Present Principal Employment                    Business Address
         ----                         ----------------------------                    ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                President, Chief Executive Officer and          Safeguard Scientifics,Inc.
                                Director                                        800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Michael F. Cola                 Managing Director, Healthcare Life Sciences     Safeguard Scientifics,Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis            Managing Director and Chief Financial           Safeguard Scientifics,Inc.
                                Officer                                         800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Anthony A. Ibarguen             Managing Director, Business Decision            Safeguard Scientifics,Inc.
                                Solutions                                       800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

DIRECTORS*
Robert E. Keith, Jr.            Managing Director, TL Ventures                  TL Ventures
                                                                                435 Devon Park Drive, Bldg. 700
                                                                                Wayne, PA 19087

Anthony L. Craig                Same as above                                   Same as above

Julie A. Dobson                 Consultant                                      12617 Greenbriar Road
                                                                                Potomac, MD 20854

Andrew E. Lietz                 Managing Director, Rye Capital Management       P. O. Box 738
                                                                                Rye, NH 03870

George MacKenzie                Consultant                                      360 High Ridge Road
                                                                                Chadds Ford, PA  19317

Jack L. Messman                 Chairman and CEO, Novell, Inc.                  Novell, Inc.
                                                                                404 Wyman Street, Suite 500
                                                                                Waltham, MA 02451

Russell E. Palmer               Chairman and CEO, The Palmer Group              The Palmer Group
                                                                                3600 Market Street, Suite 530
                                                                                Philadelphia, PA 19104

John W. Poduska Sr.             Consultant                                      295 Meadowbrook Rd.
                                                                                Weston, MA 02493-2450

Robert Ripp                     Chairman, Lightpath Technologies, Inc.          21 Old Logging Road
                                                                                Bedford, NY 10506

John J. Roberts                 Consultant                                      1007 Canterbury Lane
                                                                                Villanova, PA 19085

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 799702 10 5                                       Page 12 of 14


                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

              Name                     Present Principal Employment                  Business Address
              ----                     ----------------------------                  ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig                President, Safeguard Delaware, Inc.;            Safeguard Scientifics, Inc.
                                President and CEO, Safeguard Scientifics,       800 The Safeguard Building
                                Inc.                                            435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis            Vice President & Treasurer, Safeguard           Safeguard Scientifics,Inc.
                                Delaware, Inc.; Managing Director and CFO,      800 The Safeguard Building
                                Safeguard Scientifics, Inc.                     435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn               Manager, Legal Systems & Corporate              Safeguard Scientifics, Inc.
                                Secretary, Safeguard Scientifics, Inc.          800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto               Director-Taxes, Safeguard Scientifics, Inc.     Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                 Director-Finance and Controller, Safeguard      Safeguard Scientifics, Inc.
                                Scientifics, Inc.                               800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 799702 10 5                                       Page 13 of 14


                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

              Name                    Present Principal Employment                    Business Address
              ----                    ----------------------------                    ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig               President, Safeguard Scientifics                 Safeguard Scientifics, Inc.
                               (Delaware), Inc.; President and CEO,             800 The Safeguard Building
                               Safeguard Scientifics, Inc.                      435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis           Vice President & Treasurer, Safeguard            Safeguard Scientifics, Inc.
                               Scientifics (Delaware), Inc.; Managing           800 The Safeguard Building
                               Director and CFO, Safeguard Scientifics,         435 Devon Park Drive
                               Inc.                                             Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn              Manager, Legal Systems & Corporate               Safeguard Scientifics, Inc.
                               Secretary, Safeguard Scientifics, Inc.           800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto              Director-Taxes, Safeguard Scientifics, Inc.      Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                Director-Finance and Controller, Safeguard       Safeguard Scientifics, Inc.
                               Scientifics, Inc.                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

CUSIP No. 799702 10 5                                       Page 14 of 14


                                   SCHEDULE V
        EXECUTIVE OFFICERS AND DIRECTORS OF SSI MANAGEMENT COMPANY, INC.

              Name                    Present Principal Employment                    Business Address
              ----                    ----------------------------                    ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig               President, SSI Management Company, Inc.;         Safeguard Scientifics, Inc.
                               President and CEO, Safeguard Scientifics,        800 The Safeguard Building
                               Inc.                                             435 Devon Park Drive
                                                                                Wayne, PA 19087

Christopher J. Davis           Vice President & Treasurer, SSI Management       Safeguard Scientifics,Inc.
                               Company, Inc.; Managing Director and CFO,        800 The Safeguard Building
                               Safeguard Scientifics, Inc.                      435 Devon Park Drive
                                                                                Wayne, PA 19087
DIRECTORS*
Deirdre Blackburn              Manager, Legal Systems & Corporate               Safeguard Scientifics, Inc.
                               Secretary, Safeguard Scientifics, Inc.           800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Joseph R. DeSanto              Director-Taxes, Safeguard Scientifics, Inc.      Safeguard Scientifics, Inc.
                                                                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087

Tonya L. Zweier                Director-Finance and Controller, Safeguard       Safeguard Scientifics, Inc.
                               Scientifics, Inc.                                800 The Safeguard Building
                                                                                435 Devon Park Drive
                                                                                Wayne, PA 19087
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*  All Executive Officers and Directors are U.S. Citizens.